January 9, 2020

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Chris Edwards

RE:	Lannett Company, Inc.
Registration Statement on Form S-3
Filed December 20, 2019
File No. 333-235640

Dear Mr. Edwards:

I am providing you with this letter in response to your December 31, 2019 comment letter to Lannett Company, Inc. (“Lannett”).  For your convenience, I included your comment along with our response.

Lannett trusts that you will find our response to your comment letter to be consistent with our desire to best serve Lannett stockholders and the investment community as a whole.

SEC Comment:

Certain Provisions of Charter and Bylaws, Exclusive Form, page 16

1.                                      We note that your forum selection provision in Article XI of your Amended and Restated Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

Lannett confirms that the provision does not apply to actions arising under the Securities Act or Exchange Act and will inform investors accordingly by including language to that effect in any post-effective amendments or prospectus supplements filed relating to this Registration Statement and in future registration statements in which the provision is discussed.

Lannett looks forward to working with you to address any additional questions or comments you may have.

Sincerely,

/s/ Timothy C. Crew
Chief Executive Officer